

October 29, 2013

Via E-Mail
Mr. Andrew Clarke
Chief Executive Officer and Principal Accounting and Financial Officer
First Corporation
Maranello, Watch House Green
Felsted, Essex CM6 3EF
United Kingdom

    Re: First Corporation
              Form 10-K for the Year Ended September 30, 2012
              Filed January 7, 2013
              Form 10-Q for the Quarter Ended December 31, 2012
              Filed February 14, 2013
              File No. 000-52724

Dear Mr. Clarke:

We have reviewed your response letter dated October 22, 2013 and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Quarterly Report on Form 10-Q for the quarter ended December 31, 2012

Condensed Balance Sheets

Note 3. Investment in Gecko Landmarks, Ltd, page 9

1. We note from your response to our prior comment 1, that based on extensive due diligence investigation of the technology behind Gecko Landmark's concept and the market for such an application, you believe that no impairment has occurred because you will be able to hold this equity investment until it is able to realize full value and you will ultimately be able to liquidate the investment at a value greater than its cost. However, it appears based on the wording in your response, that in performing the analysis, you

initially determined that fair value was less than cost (an impairment exists) but do not believe that it is other than temporary. If so, please provide for us, and confirm that you will disclose in the notes to the future filings, the disclosures set forth in ASC 320-10-50-6 through 50-8. These disclosures include the fair value of the investment and the amount of unrealized losses at each balance sheet date. Your disclosure should also include the reasons why you reached the conclusion that the impairment is not other than temporary. If you do not believe that fair value is less than cost at December 31, 2012, please explain to us how you calculated or determined fair value at that date.   Your response should include the nature of all significant assumptions used in your analysis.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief